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04046769

Rule 12g3-2(b) File No. 82-34792

November 22, 2004

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 81-3-3597-8101, fax: 81-3-3597-8120).

Kindly acknowledge receipt of his letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Daniel Liu

Enclosures

ANNEX A

Date	Description
October 18, 2004	Announcement of results for the period ended September 30, 2004 (as submitted to the Hong Kong Stock Exchange)
October 18, 2004	Announcement of results for the period ended September 30, 2004 (as published)

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Announcement of the results for the three and nine months ended 30 September 2004

The Board of Directors of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company, its subsidiaries and companies consolidated for accounting purposes (collectively, the "Group") for the three and nine months ended 30 September 2004, respectively. These results have been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors, and by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with Statement of Auditing Standards 700 "Engagements to review interim reports" issued by the Hong Kong Institute of Certified Public Accountants.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2004

	Note	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
		2004	2003	**2004**	2003
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Revenues		**300,986**	206,057	**829,052**	503,209
Mobile and telecommunications value-added services		**173,655**	125,798	**472,526**	325,181
Internet value-added services		**109,393**	70,608	**313,892**	151,518
Online advertising		**15,995**	7,720	**37,057**	23,067
Others		**1,943**	1,931	**5,577**	3,443
Cost of revenues		**(114,652)**	(66,978)	**(302,179)**	(154,754)
Gross profit		**186,334**	139,079	**526,873**	348,455
Other operating income/(expense), net		**–**	35	**18**	(1,111)
Selling and marketing expenses		**(27,472)**	(15,255)	**(76,981)**	(38,538)
General and administrative expenses		**(49,647)**	(32,384)	**(112,031)**	(71,538)
Profit from operations	4	**109,215**	91,475	**337,879**	237,268
Finance income, net		**3,425**	1,196	**5,359**	1,433
Fair value gains	5	**1,457**	–	**1,457**	–
Profit before taxation		**114,097**	92,671	**344,695**	238,701
Taxation	6	**(6,122)**	(4,531)	**(16,127)**	(10,996)
Profit for the period		**107,975**	88,140	**328,568**	227,705
Earnings per share					
- basic (RMB)	8	**0.062**	0.067	**0.228**	0.170
- diluted (RMB)	8	**0.060**	0.067	**0.224**	0.170
Proposed Dividends	7	**N/A**	N/A	**N/A**	N/A

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

	Unaudited 30 September 2004 *RMB'000*	Audited 31 December 2003 *RMB'000*
Assets		
Non-current assets		
Fixed assets	**125,062**	80,139
Deposit in connection with the formation of a subsidiary	**–**	11,000
Held-to-maturity investments	**83,359**	–
Other non-current assets	**759**	–
	209,180	91,139
Current assets		
Accounts receivable	**193,673**	99,726
Amounts due from shareholders	**–**	82
Prepayments, deposits and other receivables	**62,641**	35,872
Financial assets held for trading	**666,257**	–
Term deposits with initial term of over three months	**723,406**	23,311
Cash and cash equivalents	**818,537**	325,586
	2,464,514	484,577
Total assets	**2,673,694**	575,716
Equity and liabilities		
Current liabilities		
Accounts payable	**2,261**	–
Other payables and accruals	**81,707**	59,301
Dividends payable	**145**	–
Income taxes payable	**6,880**	7,115
Other taxes payable	**20,400**	32,679
Deferred revenue	**33,837**	3,676
	145,230	102,771
Non-current liabilities		
Deferred tax liabilities	**–**	988
Total liabilities	**145,230**	103,759
Shareholders' equity		
Share capital	**191**	138
Reserves	**2,528,273**	471,819
Total shareholders' equity	**2,528,464**	471,957
Total liabilities and shareholders' equity	**2,673,694**	575,716

NOTES

1 **Basis of preparation and presentation**

These unaudited consolidated condensed accounts of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim financial reporting" issued by the International Accounting Standards Board.

These condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 in connection with the initial listing of the shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements.

2 **Accounting policies of financial assets**

The Group currently classifies its financial assets into the following categories: financial assets held for trading and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets held for trading*

Financial assets held for trading are acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) *Held-to-maturity investments*

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of investments are recognized on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets held for trading" category are included in the income statement in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial asset is impaired.

3 **Segment information**

As all of the Group's principal activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 30 September 2004				
	Mobile and telecommunications value-added services	**Internet value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	173,655	109,393	15,995	1,943	300,986
Gross profit/(loss)	105,973	70,823	10,890	(1,352)	186,334
Selling and marketing expenses					(27,472)
General and administrative expenses					(49,647)
Profit from operations					109,215
Finance income, net					3,425
Fair value gains					1,457
Profit before taxation					114,097
Taxation					(6,122)
Profit for the period					107,975

	Unaudited Three months ended 30 September 2003				
	Mobile and telecommunications value-added services	**Internet value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	125,798	70,608	7,720	1,931	206,057
Gross profit	84,787	48,543	4,524	1,225	139,079
Other operating income, net					35
Selling and marketing expenses					(15,255)
General and administrative expenses					(32,384)
Profit from operations					91,475
Finance income, net					1,196
Profit before taxation					92,671
Taxation					(4,531)
Profit for the period					88,140

	Unaudited				
	Nine months ended 30 September 2004				
	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	472,526	313,892	37,057	5,577	829,052
Gross profit/(loss)	296,743	208,586	24,759	(3,215)	526,873
Other operating income, net					18
Selling and marketing expenses					(76,981)
General and administrative expenses					(112,031)
Profit from operations					337,879
Finance income, net					5,359
Fair value gains					1,457
Profit before taxation					344,695
Taxation					(16,127)
Profit for the period					328,568

	Unaudited				
	Nine months ended 30 September 2003				
	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	325,181	151,518	23,067	3,443	503,209
Gross profit	230,407	99,742	15,837	2,469	348,455
Other operating expenses, net					(1,111)
Selling and marketing expenses					(38,538)
General and administrative expenses					(71,538)
Profit from operations					237,268
Finance income, net					1,433
Profit before taxation					238,701
Taxation					(10,996)
Profit for the period					227,705

4 **Profit from operations**

Profit from operations is stated after charging the following:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	2003	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Staff costs	**38,876**	26,977	**103,840**	54,689
Value-added tax paid upon transfer of software within the Group	**3,000**	–	**8,402**	–
Depreciation of fixed assets	**8,556**	6,300	**20,741**	10,838
Operating lease rentals in respect of land and buildings	**4,740**	2,286	**10,464**	6,066
Research and development expenses (Note)	**15,596**	6,778	**36,310**	15,554
Auditors' remuneration	**623**	–	**1,510**	574

Note: Research and development expenses included staff costs and depreciation of approximately RMB5,570,000, RMB13,825,000 for the three months ended 30 September 2003 and 2004; and RMB12,593,000 and RMB27,069,000 for the nine months ended 30 September 2003 and 2004, respectively. The Group had not capitalized any of research and development expenses for the periods.

5 **Fair value gains**

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	2003	2004	2003
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Financial assets held for trading				
- Fair value gains (realised and unrealised)	**1,457**	–	**1,457**	–

6 **Taxation**

(a) **Cayman Islands and British Virgin Islands Profits Tax**

The Group is not subject to any taxation under these jurisdictions for the three and nine months ended 30 September 2003 and 2004, respectively.

(b) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and nine months ended 30 September 2003 and 2004, respectively.

(c) **PRC Enterprise Income Tax**

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, a subsidiary of the Group, Tencent Computer, is exempt from EIT for the one year starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the three and nine months ended 30 September 2003 and 2004, respectively.

Another subsidiary of the Group, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), has been approved by relevant tax authorities as a foreign invested enterprise with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years. 2004 is the second year of the Tencent Technology Tax Holiday and accordingly, no provision for EIT was made in the financial statements for the three and nine months ended 30 September 2003 and 2004, respectively.

In addition, Shiji Kaixuan Technology Limited ("SKTL"), a subsidiary of the Group, is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shenguoshuifu jianmian 2004 No. 0272 (the "SKTL Tax Holiday"). 2004 is the first year of operations of SKTL and accordingly, no provision for EIT had been made in the financial statements for the three and nine months ended 30 September 2004.

The other subsidiaries of the Group incorporated in the PRC had insignificant or no assessable profits during the three and nine months ended 30 September 2004.

An analysis of the profits tax charges for the three and nine months ended 30 September 2003 and 2004, respectively, is as follows:

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**6,122**	4,531	**17,115**	10,996
Deferred tax	**–**	–	**(988)**	–
	6,122	4,531	**16,127**	10,996

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before taxation	**114,097**	92,671	**344,695**	238,701
Tax calculated at a tax rate of 15%	**17,114**	13,901	**51,704**	35,806
Effects of different tax rates available to different companies of the Group	**–**	(3,745)	**–**	(15,744)
Effects of tax holiday on assessable income of companies within the Group	**(27,014)**	(6,587)	**(79,272)**	(13,019)
Expenses not deductible for tax purposes	**288**	–	**870**	–
Deferred tax assets not recognised	**15,131**	–	**41,926**	–
Unrecognised tax losses sustained by companies of the Group	**603**	962	**899**	3,953
Tax charge	**6,122**	4,531	**16,127**	10,996

(d) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

7 **Dividends**

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	**2003**	**2004**	**2003**
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Final, paid, of RMB0.023 (2003: RMB0.008) per ordinary share	**28,935**	10,334	**28,935**	10,334

Pursuant to a resolution passed by the Board on 20 January 2004, the final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account two share splits) with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000) of which approximately US$3,482,500 (equivalent to approximately RMB28,790,000) had been paid up to 30 September 2004. The remaining

balance of US$17,500 (equivalent to approximately RMB145,000) was recorded as dividends payable in the condensed consolidated balance sheet as at 30 September 2004. This proposed dividend was not reflected as dividends payable in 2003, but was reflected as an appropriation of retained earnings for the three and nine months ended 30 September 2004.

The Board has resolved not to declare any dividend in respect of the three months ended 30 September 2004 (2003: Nil).

8. **Earnings per share**

Basic earnings per share are calculated by dividing the net profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
	2004	**2003**	**2004**	**2003**
Profit for the period (RMB'000)	**107,975**	88,140	**328,568**	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	**1,738,870**	1,305,805	**1,444,109**	1,341,609
Basic earnings per share (RMB) (Note)	**0.062**	0.067	**0.228**	0.170

The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potential dilutive shares of the Company mainly relate to the Pre-IPO share options and Post-IPO share options granted to employees which remained outstanding as at 30 September 2004. The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration.

Upon the listing of the Company's shares on the Stock Exchange on 16 June 2004, the exercisability of the Pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and nine months ended 30 September 2004 were presented to reflect the dilutive effects of the Pre-IPO share options granted. There were no potential dilutive instruments for the three and nine months ended 30 September 2003 as the Pre-IPO share options had not met the pre-condition for their exercisability before the listing. Accordingly, the diluted earnings per share for the two periods are equal to the basic earnings per share.

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
	2004	**2003**	**2004**	**2003**
Profit for the period (RMB'000)	**107,975**	88,140	**328,568**	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	**1,738,870**	1,305,805	**1,444,109**	1,341,609
Adjustments for — share options (Note)	**61,076**	–	**23,928**	–
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	**1,799,946**	1,305,805	**1,468,037**	1,341,609
Diluted earnings per share (RMB) (Note)	**0.060**	0.067	**0.224**	0.170

Note: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits had taken place at the beginning of 2003.

9 Share option plans

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

a. *Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")*

Under the Pre-IPO Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

On 30 September 2004, Pre-IPO options of 7,586,000 shares at a subscription price of US$0.0497 each were exercised. As at 30 September 2004, there were 64,583,510 options outstanding. No further options will be granted under the Pre-IPO Option Scheme.

b. *Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")*

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board but may not exceed 10 years.

The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

On 14 September 2004, 6,311,520 options were granted under the Post-IPO Option Scheme at an exercise price of HK$3.665 each.

Financial Performance — Comparison of Third Quarter of 2004 with Second Quarter of 2004 and Third Quarter of 2003

Our unaudited consolidated revenues for the three months ended 30 September 2004 were RMB301.0 million, an increase of 46.1% over the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our Internet value-added services were RMB109.4 million, representing an increase of 54.9% from the same period in 2003 and an increase of 9.5% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB173.7 million, representing an increase of 38.0% from the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our online advertising were RMB16.0 million, representing an increase of 107.2% from the same period in 2003 and an increase of 24.5% quarter on quarter.

Cost of revenues was RMB114.7 million, representing an increase of 71.2% from the same period in 2003 and an increase of 14.5% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 38.1% for the third quarter of 2004, compared to 32.5% for the third quarter of 2004 and 37.0% for the second quarter of 2004.

Selling and marketing expenses was RMB27.5 million, representing an increase of 80.1% from the same period in 2003 and an increase of 3.8% quarter on quarter.

General and administrative expenses was RMB49.6 million, representing an increase of 53.3% from the same period in 2003 and an increase of 75.4% quarter on quarter.

Profit for the third quarter of 2004 was RMB108.0 million, representing an increase of 22.5% from the same period in 2003 and a decrease of 4.7% quarter on quarter. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004, compared to 42.8% for the third quarter of 2003 and 41.9% for the second quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 15-day period ended 30 September 2004	**For the 15-day period ended 30 June 2004**
	(in millions)	
Registered IM user accounts (at end of period)	355.3	330.8
Active user accounts	119.3	110.1
Peak simultaneous online user accounts (for the quarter)	7.3	6.4
Average daily user accounts	79.2	78.0
Average daily messages [1]	1,210.7	936.9
Fee – based Internet value-added service registered subscriptions (at end of period)	6.9	6.9
Fee – based mobile and telecommunications value-added service registered subscriptions (at end of period) [2]	12.5	12.6

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

MANAGEMENT DISCUSSION AND ANALYSIS

Third Quarter of 2004 Compared to Second Quarter of 2004

The following table sets forth the comparative figures for third quarter ended 30 September 2004 and the second quarter ended 30 June 2004:

	Three months ended	
	30 September 2004	**30 June 2004**
	(Unaudited)	
	(RMB in thousands)	
Revenues	300,986	270,513
Cost of revenues	(114,652)	(100,159)
Gross profit	186,334	170,354
Selling and marketing expenses	(27,472)	(26,465)
General and administrative expenses	(49,647)	(28,310)
Profit from operations	109,215	115,579
Finance income, net	3,425	1,003
Fair value gains	1,457	–
Profit before taxation	114,097	116,582
Taxation	(6,122)	(3,293)
Profit for the period	107,975	113,289

Revenues. Revenues increased by 11.3% from RMB270.5 million for the second quarter of 2004 to RMB301.0 million for the third quarter of 2004. The following table sets forth our revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended			
	30 September 2004		30 June 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	109,393	36.4%	99,913	37.0%
Mobile and telecommunications value-added services	173,655	57.7	156,054	57.7
Online advertising	15,995	5.3	12,847	4.7
Others	1,943	0.6	1,699	0.6
Total revenues	300,986	100.0%	270,513	100.0%

Revenues from our Internet value-added services increased by 9.5% from RMB99.9 million for the second quarter of 2004 to RMB109.4 million for the third quarter of 2004. The increase mainly reflected the healthy growth in our Internet value-added services, including the continuing success of avatars and the growth in our fairly new products and services, such as online games and E-cards. Revenues in the first half of 2004 were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from our mobile and telecommunications value-added services increased by 11.3%, from RMB156.1 million for the second quarter of 2004 to RMB173.7 million for the third quarter of 2004. The increase in revenues reflected the increased revenues from 2.5G-related services, such as MMS and WAP, which was due to the increased popularity of 2.5G services offered by mobile operators. In addition, revenues from mobile voice value-added services, comprising mobile IVR and ringback tones, continued to increase. Growth in revenues from mobile news and information content services and our music and picture/image downloading services also continued. These increases were partially offset by a decrease in our mobile chat services. In the first half of 2004, subscriptions for mobile value-added services were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased by 24.5%, from RMB12.8 million for the second quarter of 2004 to RMB16.0 million for the third quarter of 2004. The increase reflected our intensified marketing efforts relating to our online advertising business following the launch of the QQ.com portal.

Cost of revenues. Cost of revenues increased by 14.5%, from RMB100.2 million in the second quarter of 2004 to RMB114.7 million in the third quarter of 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees. In addition, content subscription costs increased as we offered richer content, and staff costs increased as we

recruited additional staff to support our broader range of products and services. As a percentage of revenues, cost of revenues increased from 37.0% in the second quarter of 2004 to 38.1% in the third quarter of 2004. The following table sets forth our cost of revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended			
	30 September 2004		30 June 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	38,570	35.3%	34,049	34.1%
Mobile and telecommunications value-added services	67,682	39.0	59,836	38.3
Online advertising	5,105	31.9	3,336	26.0
Others	3,295	169.6	2,938	172.9
Total cost of revenues	114,652		100,159	

Cost of revenues for our Internet value-added services increased by 13.3% from RMB34.0 million for the second quarter of 2004 to RMB38.6 million for the third quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services and the increased amounts paid for our content services as we continued to expand those services.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.1% from RMB59.8 million for the second quarter of 2004 to RMB67.7 million for the third quarter of 2004. The increase was generally in line with the growth of our business in this segment. As a percentage of segment revenues, cost of revenues increased due to increased content sharing costs and staff costs relating to our broader product offerings that required additional support personnel.

Cost of revenues for our online advertising increased by 53.0% from RMB3.3 million for the second quarter of 2004 to RMB5.1 million for the third quarter of 2004. The increase reflected the higher bandwidth charges as the volume of our online advertising increased and the higher sales commission that we paid to advertising agencies for online advertising on the QQ.com portal.

Selling and marketing expenses. Selling and marketing expenses increased by 3.8% from RMB26.5 million for the second quarter of 2004 to RMB27.5 million for the third quarter of 2004. The increase principally reflected increased promotional and advertising activities relating to our broader products and services portfolio.

General and administrative expenses. General and administrative expenses increased by 75.4% from RMB28.3 million for the second quarter of 2004 to RMB49.6 million for the third quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on, among other items, the development of a game platform and web portal. Staff cost also

increased as we recruited heavily to support our future growth. In addition, we had higher office lease payments as we relocated to our new Shenzhen headquarters with additional office space to accommodate future growth and incurred higher professional consulting fees following our initial public offering.

Taxation. We recorded profit taxes of RMB6.1 million for the third quarter of 2004 compared to RMB3.3 million for the second quarter of 2004. The effective tax rate applicable for the third quarter of 2004 was higher than that for the second quarter of 2004 primarily due to the smaller amount of profits derived from the operations of Tencent Computer being transferred to Tencent Technology, which is under a full income tax exemption, through our structure contracts in the third quarter of 2004. The higher amount of profits generated at Tencent Computer gave rise to additional tax expenses.

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 4.7% from RMB113.3 million for the second quarter of 2004 to RMB108.0 million for the third quarter of 2004. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004 compared to 41.9% for the second quarter of 2004.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003

Revenues. Revenues increased by 64.8% from RMB503.2 million for the nine months ended 30 September 2003 to RMB829.1 million for the nine months ended 30 September 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September			
	2004		**2003**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**313,892**	**37.9%**	151,518	30.1%
Mobile and telecommunications value-added services	**472,526**	**57.0**	325,181	64.6
Online advertising	**37,057**	**4.4**	23,067	4.6
Others	**5,577**	**0.7**	3,443	0.7
Total revenues	**829,052**	**100.0%**	503,209	100.0%

Revenues from our Internet value-added services increased by 107.2% from RMB151.5 million for the nine months ended 30 September 2003 to RMB313.9 million for the nine months ended 30 September 2004. Growth in our membership subscriptions gained momentum in the second half of 2003 through various promotional activities. In addition, revenues from our various community services and interactive entertainment, such as avatars, increased as our user base grew. The launch of and collection of fees from several new products and services, such as E-Card and MMOG, also contributed to the increase in revenues from Internet value-added services.

Revenues from our mobile and telecommunications value-added services increased by45.3% from RMB325.2 million for the nine months ended 30 September 2003 to RMB472.5 million for the nine months ended 30 September 2004. The increase reflected the significant growth in almost all of our mobile and telecommunications value-added services, although some of our mature products and services, such as Mobile QQ, were affected by the "cleaning up" of inactive customer accounts undertaken by mobile operators. Revenues from mobile news and information content services and our music and picture/image downloading services grew rapidly, while revenues from newly launched services, such as mobile voice value-added services, contributed to the increased revenues. In addition, revenues from 2.5G-related services increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 60.6% from RMB23.1 million for the nine months ended 30 September 2003 to RMB37.1 million for the nine months ended 30 September 2004. The increase in revenues reflected our growing customer base and our increased advertising business volume as we launched the QQ.com portal. Moreover, revenues from online advertising for the nine months ended 30 September 2003 were negatively affected due to the outbreak of the SARS epidemic.

Cost of revenues. Cost of revenues increased by 95.3% from RMB154.8 million in the nine months ended 30 September 2003 to RMB302.2 million in the nine months ended 30 September 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 30.8% in the nine months ended 30 September 2003 to 36.4% in the nine months ended 30 September 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to

mobile users. Staff costs also increased faster than our revenues as we expanded our product and service offerings. The following table sets forth our cost of revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September			
	2004		**2003**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	**105,306**	**33.5%**	51,776	34.2%
Mobile and telecommunications value-added services	**175,783**	**37.2**	94,774	29.1
Online advertising	**12,298**	**33.2**	7,230	31.3
Others	**8,792**	**157.6**	974	28.3
Total cost of revenues	**302,179**		154,754	

Cost of revenues for our Internet value-added services increased by 103.4% from RMB51.8 million for the nine months ended 30 September 2003 to RMB105.3 million for the nine months ended 30 September 2004. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel continued to increase. In addition, as we expanded our subscriber base and as we offered an increasing variety of Internet value-added services, we had to increase our bandwidth and server capacity and content subscription.

Cost of revenues for our mobile and telecommunications value-added services increased by 85.5% from RMB94.8 million for the nine months ended 30 September 2003 to RMB175.8 million for the nine months ended 30 September 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services. As we enriched our content offering, content subscription charges increased.

Cost of revenues for our online advertising increased by 70.1% from RMB7.2 million for the nine months ended 30 September 2003 to RMB12.3 million for the nine months ended 30 September 2004. The increase mainly reflected increased sales commissions paid to advertising agencies and increased bandwidth charges as we increased the volume of advertising contracts. In addition, we increased the number of development and technical staff to support our online advertising business.

Selling and marketing expenses. Selling and marketing expenses increased by 99.8% from RMB38.5 million for the nine months ended 30 September 2003 to RMB77.0 million for the nine months ended 30 September 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts

relating to several new products, such as RTX and mobile voice value-added services and new distribution channels. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased by 56.6% from RMB71.5 million for the nine months ended 30 September 2003 to RMB112.0 million for the nine months ended 30 September 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff cost also increased significantly as a result of a higher number of staff and salary increases. As a result of our Shenzhen headquarters relocation in May 2004, our office lease rental payments increased.

Taxation. We recorded profit taxes of RMB16.1 million for the nine months ended 30 September 2004 compared to RMB11.0 million for the nine months ended 30 September 2003. The increase in profit taxes mainly reflected the increase in our profit before tax. Starting from 2003, Tencent Technology has been selling software to Tencent Computer under our structure contracts. Upon obtaining an approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount RMB77.8 million as at 30 September 2004, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau, but management has been actively pursuing the approval process.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 44.3% from RMB227.7 million for the nine months ended 30 September 2003 to RMB328.6 million for the nine months ended 30 September 2004. As a percentage of revenues, profit for the period accounted for 39.6% for the nine months ended 30 September 2004 compared to 45.3% for the nine months ended 30 September 2003.

Liquidity and Financial Resources

On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in the form of cash. On 8 July 2004, a total of 63,024,000 additional shares were issued at HK$3.70 each after the exercise of an over-allotment option in full and were fully paid up in the form of cash. Our financial position significantly improved in the nine months ended 30 September 2004 as we received gross proceeds of RMB1,905.2 million from the two issuances.

As of 30 September 2004, we had cash and cash equivalents of RMB818.5 million compared to RMB325.6 million as of 31 December 2003. A large portion of our cash is held in deposits and investments denominated in U.S. dollars, and we have not used any means to hedge our exposure to foreign exchange risk. We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits.

We had no interest-bearing borrowings as of 30 September 2004.

Business Outlook

We will continue to develop and deliver new value-added communications, community entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues.

In our Internet value-added services, we intend to strengthen the functionalities of our consumer and enterprise IM services and bundle our various Internet and mobile value-added services, such as music, e-magazine, mobile voice value-added services and downloads. In addition, we plan to offer a powerful mail client software to supplement our IM services. We will continue to beta test numerous self-developed online games over the next few months and launch a dedicated QQ Music channel. To further the success of our avatars, we plan to integrate avatars with animated facial expressions and actions in our IM chat windows.

In our mobile and telecommunications value-added services, we will continue to enrich our 2.5G offering and promote our services via cross-selling. In addition, we intend to integrate mobile IVR services with QQ, such as song dedication and voice messages. We also aim to take advantage of the strong growth potential of the Xiaolingtong market as the mobile operators agree to inter-operability.

In online advertising, we intend to brand QQ.com as the preferred destination portal for the young Chinese generation, thus making it a platform attractive for advertising clients who would like to market consumer goods or services targeted for young people.

As we plan for the long-term future, however, we believe it is crucial for us to make investments to stay ahead of our competitors by constantly developing new and creative applications for the QQ community. These investments will be made in our servers and bandwidth, content, marketing efforts and research and development, and may temporarily impact our margins in the near future.

Other Information

Post Balance Sheet Event

There were no material subsequent events after 30 September 2004.

Employee and Remuneration Policies

As at 30 September 2004, the Group had 1,052 employees (30 September 2003: 505), most of whom are based in the Company's head office in Shenzhen, PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2004 was RMB38.9 million (2003: RMB27.9 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 30 September 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate governance

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited quarterly financial statements for the three and nine months ended 30 September 2004.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the three months ended 30 September 2004 since listing, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 18 November 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Announcement of the results for the three and nine months ended 30 September 2004

The Board of Directors of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company, its subsidiaries and companies consolidated for accounting purposes (collectively, the "Group") for the three and nine months ended 30 September 2004, respectively. These results have been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors, and by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with Statement of Auditing Standards 700 "Engagements to review interim reports" issued by the Hong Kong Institute of Certified Public Accountants.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2004

	Note	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Revenues		300,986	206,057	829,052	503,209
Mobile and telecommunications value-added services		173,655	125,798	472,526	325,181
Internet value-added services		109,393	70,608	313,892	151,518
Online advertising		15,995	7,720	37,057	23,067
Others		1,943	1,931	5,577	3,443
Cost of revenues		(114,652)	(66,978)	(302,179)	(154,754)
Gross profit		186,334	139,079	526,873	348,455
Other operating income/(expense), net		–	35	18	(1,111)
Selling and marketing expenses		(27,472)	(15,255)	(76,981)	(38,538)
General and administrative expenses		(49,647)	(32,384)	(112,031)	(71,538)
Profit from operations	4	109,215	91,475	337,879	237,268
Finance income, net		3,425	1,196	5,359	1,433
Fair value gains	5	1,457	–	1,457	–
Profit before taxation		114,097	92,671	344,695	238,701
Taxation	6	(6,122)	(4,531)	(16,127)	(10,996)
Profit for the period		107,975	88,140	328,568	227,705
Earnings per share - basic (RMB)	8	0.062	0.067	0.228	0.170
- diluted (RMB)	8	0.060	0.067	0.224	0.170
Proposed Dividends	7	N/A	N/A	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

	Unaudited 30 September 2004 RMB'000	Audited 31 December 2003 RMB'000
Assets		
Non-current assets		
Fixed assets	125,062	80,139
Deposit in connection with the formation of a subsidiary	–	11,000
Held-to-maturity investments	83,359	–
Other non-current assets	759	–
	209,180	91,139
Current assets		
Accounts receivable	193,673	99,726
Amounts due from shareholders	–	82
Prepayments, deposits and other receivables	62,641	35,872
Financial assets held for trading	666,257	–
Term deposits with initial term of over three months	723,406	23,311
Cash and cash equivalents	818,537	325,586
	2,464,514	484,577
Total assets	2,673,694	575,716
Equity and liabilities		
Current liabilities		
Accounts payable	2,261	–
Other payables and accruals	81,707	59,301
Dividends payable	145	–
Income taxes payable	6,880	7,115
Other taxes payable	20,400	32,679
Deferred revenue	33,837	3,676
	145,230	102,771
Non-current liabilities		
Deferred tax liabilities	–	988
Total liabilities	145,230	103,759
Shareholders' equity		
Share capital	191	138
Reserves	2,528,273	471,819
Total shareholders' equity	2,528,464	471,957
Total liabilities and shareholders' equity	2,673,694	575,716

NOTES

1 Basis of preparation and presentation

These unaudited consolidated condensed accounts of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim financial reporting" issued by the International Accounting Standards Board.

These condensed accounts should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 in connection with the initial listing of the shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the IPO Financial Statements.

2 Accounting policies of financial assets

The Group currently classifies its financial assets into the following categories: financial assets held for trading and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets held for trading*

Financial assets held for trading are acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(b) *Held-to-maturity investments*

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of investments are recognized on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets held for trading" category are included in the income statement in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial asset is impaired.

3 Segment information

As all of the Group's principal activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, is presented as follows:

Unaudited Three months ended 30 September 2004

	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	173,655	109,393	15,995	1,943	300,986
Gross profit/(loss)	105,973	70,823	10,890	(1,352)	186,334
Selling and marketing expenses					(27,472)
General and administrative expenses					(49,647)
Profit from operations					109,215
Finance income, net					3,425
Fair value gains					1,457
Profit before taxation					114,097
Taxation					(6,122)
Profit for the period					107,975

Unaudited Three months ended 30 September 2003

	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	125,798	70,608	7,720	1,931	206,057
Gross profit	84,787	48,543	4,524	1,225	139,079
Other operating income, net					35
Selling and marketing expenses					(15,255)
General and administrative expenses					(32,384)
Profit from operations					91,475
Finance income, net					1,196
Profit before taxation					92,671
Taxation					(4,531)
Profit for the period					88,140

Unaudited Nine months ended 30 September 2004

	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	472,526	313,892	37,057	5,577	829,052
Gross profit/(loss)	296,743	208,586	24,759	(3,215)	526,873
Other operating income, net					18
Selling and marketing expenses					(76,981)
General and administrative expenses					(112,031)
Profit from operations					337,879
Finance income, net					5,359
Fair value gains					1,457
Profit before taxation					344,695
Taxation					(16,127)
Profit for the period					328,568

Unaudited Nine months ended 30 September 2003

	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	325,181	151,518	23,067	3,443	503,209
Gross profit	230,407	99,742	15,837	2,469	348,455
Other operating expenses, net					(1,111)
Selling and marketing expenses					(38,538)
General and administrative expenses					(71,538)
Profit from operations					237,268
Finance income, net					1,433
Profit before taxation					238,701
Taxation					(10,996)
Profit for the period					227,705

4 Profit from operations

Profit from operations is stated after charging the following:

	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Staff costs	38,876	26,977	103,840	54,689
Value-added tax paid upon transfer of software within the Group	3,000	–	8,402	–
Depreciation of fixed assets	8,556	6,300	20,741	10,838
Operating lease rentals in respect of land and buildings	4,740	2,286	10,464	6,066
Research and development expenses (Note)	15,596	6,778	36,310	15,354
Auditors' remuneration	623	–	1,510	574

Note: Research and development expenses included staff costs and depreciation of approximately RMB5,570,000, RMB13,825,000 for the three months ended 30 September 2003 and 2004; and RMB12,593,000 and RMB27,069,000 for the nine months ended 30 September 2003 and 2004, respectively. The Group had not capitalized any of research and development expenses for the periods.

5 Fair value gains

	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Financial assets held for trading - Fair value gains (realised and unrealised)	1,457	–	1,457	–

6 Taxation

(a) **Cayman Islands and British Virgin Islands Profits Tax**

The Group is not subject to any taxation under these jurisdictions for the three and nine months ended 30 September 2003 and 2004, respectively.

(b) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and nine months ended 30 September 2003 and 2004, respectively.

(c) **PRC Enterprise Income Tax**

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three and nine months ended 30 September 2003 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

According to the provisions stipulated in the tax circular, Shendishuiehan 2002 No. 128, a subsidiary of the Group, Tencent Computer, is exempt from EIT for the one year starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the three and nine months ended 30 September 2003 and 2004, respectively.

Another subsidiary of the Group, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), has been approved by relevant tax authorities as a foreign invested enterprise with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years starting from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years. 2004 is the second year of the Tencent Technology Tax Holiday and accordingly, no provision for EIT was made in the financial statements for the three and nine months ended 30 September 2003 and 2004, respectively.

In addition, Shiji Kaixuan Technology Limited ("SKTL"), a subsidiary of the Group, is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shengongshuifu jianmian 2004 No. 0272 (the "SKTL Tax Holiday"). 2004 is the first year of operations of SKTL and accordingly, no provision for EIT had been made in the financial statements for the three and nine months ended 30 September 2004.

The other subsidiaries of the Group incorporated in the PRC had insignificant or no assessable profits during the three and nine months ended 30 September 2004.

An analysis of the profits tax charges for the three and nine months ended 30 September 2003 and 2004, respectively, is as follows:

	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
PRC current tax	6,122	4,531	17,115	10,996
Deferred tax	–	–	(988)	–
	6,122	4,531	16,127	10,996

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Profit before taxation	114,097	92,671	344,695	238,701
Tax calculated at a tax rate of 15%	17,114	13,901	51,704	35,806
Effects of different tax rates available to different companies of the Group	–	(3,745)	–	(15,744)
Effects of tax holiday on assessable income of companies within the Group	(27,014)	(6,587)	(79,272)	(13,019)
Expenses not deductible for tax purposes	288	–	870	–
Deferred tax assets not recognised	15,131	–	41,926	–
Unrecognised tax losses sustained by companies of the Group	603	962	899	3,953
Tax charge	6,122	4,531	16,127	10,996

(d) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

7 Dividends

	Unaudited Three months ended 30 September 2004 RMB'000	2003 RMB'000	Unaudited Nine months ended 30 September 2004 RMB'000	2003 RMB'000
Final, paid, of RMB0.023 (2003: RMB0.008) per ordinary share	28,935	10,334	28,935	10,334

Pursuant to a resolution passed by the Board on 20 January 2004, the final dividend of 2003 was proposed at RMB0.023 per ordinary share (after taking into account two share splits) with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000) of which approximately US$3,482,500 (equivalent to approximately RMB28,790,000) had been paid up to 30 September 2004. The remaining balance of US$17,500 (equivalent to approximately RMB145,000) was recorded as dividends payable in the condensed consolidated balance sheet as at 30 September 2004. This proposed dividend was not reflected as dividends payable in 2003, but was reflected as an appropriation of retained earnings for the three and nine months ended 30 September 2004.

The Board has resolved not to declare any dividend in respect of the three months ended 30 September 2004 (2003: Nil).

8. Earnings per share

Basic earnings per share are calculated by dividing the net profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 30 September 2004	2003	Unaudited Nine months ended 30 September 2004	2003
Profit for the period (RMB'000)	107,975	88,140	328,568	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	1,738,870	1,305,805	1,444,109	1,341,609
Basic earnings per share (RMB) (Note)	0.062	0.067	0.228	0.170

The diluted earnings per share are calculated based on the weighted average number of ordinary shares outstanding and the potentially dilutive ordinary shares. The potential dilutive shares of the Company mainly relate to the Pre-IPO share options and Post-IPO share options granted to employees which remained outstanding as at 30 September 2004. The number of dilutive shares is determined by the number of ordinary shares of the Company that could have been acquired at fair value (determined based on the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to these share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration.

Upon the listing of the Company's shares on the Stock Exchange on 16 June 2004, the exercisability of the Pre-IPO share options granted to employees became unconditional, subject to the vesting schedule. As a result, the diluted earnings per share for the three and nine months ended 30 September 2004 were presented to reflect the dilutive effects of the Pre-IPO share options granted. There were no potential dilutive instruments for the three and nine months ended 30 September 2003 as the Pre-IPO share options had not met the pre-condition for their exercisability before the listing. Accordingly, the diluted earnings per share for the two periods are equal to the basic earnings per share.

	Unaudited Three months ended 30 September 2004	2003	Unaudited Nine months ended 30 September 2004	2003
Profit for the period (RMB'000)	107,975	88,140	328,568	227,705
Weighted average number of ordinary shares in issue (in thousand) (Note)	1,738,870	1,305,805	1,444,109	1,341,609
Adjustments for — share options (Note)	61,076	–	23,928	–
Weighted average number of ordinary shares for diluted earnings per share (in thousand)	1,799,946	1,305,805	1,468,037	1,341,609
Diluted earnings per share (RMB) (Note)	0.060	0.067	0.224	0.170

Note: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits had taken place at the beginning of 2003.

9 **Share option plans**

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

a. *Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")*

Under the Pre-IPO Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

On 30 September 2004, Pre-IPO options of 7,586,000 shares at a subscription price of US$0.0497 each were exercised. As at 30 September 2004, there were 64,343,310 options outstanding. No further options will be granted under the Pre-IPO Option Scheme.

b. *Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")*

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board but may not exceed 10 years.

The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

On 14 September 2004, 6,311,520 options were granted under the Post-IPO Option Scheme at an exercise price of HK$3.665 each.

Financial Performance — Comparison of Third Quarter of 2004 with Second Quarter of 2004 and Third Quarter of 2003

Our unaudited consolidated revenues for the three months ended 30 September 2004 were RMB301.0 million, an increase of 46.1% over the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our Internet value-added services were RMB109.4 million, representing an increase of 54.9% from the same period in 2003 and an increase of 9.5% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB173.7 million, representing an increase of 38.0% from the same period in 2003 and an increase of 11.3% quarter on quarter.

Revenues from our online advertising were RMB16.0 million, representing an increase of 107.2% from the same period in 2003 and an increase of 24.5% quarter on quarter.

Cost of revenues was RMB114.7 million, representing an increase of 71.2% from the same period in 2003 and an increase of 14.5% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 38.1% for the third quarter of 2004, compared to 32.5% for the third quarter of 2003 and 37.0% for the second quarter of 2004.

Selling and marketing expenses was RMB27.5 million, representing an increase of 80.1% from the same period in 2003 and an increase of 3.8% quarter on quarter.

General and administrative expenses was RMB49.6 million, representing an increase of 53.3% from the same period in 2003 and an increase of 75.4% quarter on quarter.

Profit for the third quarter of 2004 was RMB108.0 million, representing an increase of 22.5% from the same period in 2003 and a decrease of 4.7% quarter on quarter. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004, compared to 42.8% for the third quarter of 2003 and 41.9% for the second quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 15-day period ended 30 September 2004	For the 15-day period ended 30 June 2004
	(in millions)	
Registered IM user accounts (at end of period)	355.3	330.8
Active user accounts	119.3	110.1
Peak simultaneous online user accounts (for the quarter)	7.3	6.4
Average daily user accounts	79.2	78.0
Average daily messages [1]	1,210.7	936.9
Fee – based Internet value-added service registered subscriptions (at end of period)	6.9	6.9
Fee – based mobile and telecommunications value-added service registered subscriptions (at end of period) [2]	12.5	12.6

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

MANAGEMENT DISCUSSION AND ANALYSIS

Third Quarter of 2004 Compared to Second Quarter of 2004

The following table sets forth the comparative figures for third quarter ended 30 September 2004 and the second quarter ended 30 June 2004:

	Three months ended 30 September 2004	30 June 2004
	(Unaudited) *(RMB in thousands)*	
Revenues	300,986	270,513
Cost of revenues	(114,652)	(100,159)
Gross profit	186,334	170,354
Selling and marketing expenses	(27,472)	(26,465)
General and administrative expenses	(49,647)	(28,310)
Profit from operations	109,215	115,579
Finance income, net	3,425	1,003
Fair value gains	1,457	–
Profit before taxation	114,097	116,582
Taxation	(6,122)	(3,293)
Profit for the period	107,975	113,289

Revenues. Revenues increased by 11.3% from RMB270.5 million for the second quarter of 2004 to RMB301.0 million for the third quarter of 2004. The following table sets forth our revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended 30 September 2004		30 June 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	109,393	36.4%	99,913	37.0%
Mobile and telecommunications value-added services	173,655	57.7	156,054	57.7
Online advertising	15,995	5.3	12,847	4.7
Others	1,943	0.6	1,699	0.6
Total revenues	300,986	100.0%	270,513	100.0%

Revenues from our Internet value-added services increased by 9.5% from RMB99.9 million for the second quarter of 2004 to RMB109.4 million for the third quarter of 2004. The increase mainly reflected the healthy growth in our Internet value-added services, including the continuing success of avatars and the growth in our fairly new products and services, such as online games and E-cards. Revenues in the first half of 2004 were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from our mobile and telecommunications value-added services increased by 11.3%, from RMB156.1 million for the second quarter of 2004 to RMB173.7 million for the third quarter of 2004. The increase in revenues reflected the increased revenues from 2.5G-related services, such as MMS and WAP, which was due to the increased popularity of 2.5G services offered by mobile operators. In addition, revenues from mobile voice value-added services, comprising mobile IVR and ringback tones, continued to increase. Growth in revenues from mobile news and information content services and our music and picture/image downloading services also continued. These increases were partially offset by a decrease in our mobile chat services. In the first half of 2004, subscriptions for mobile value-added services were impacted by the "cleaning up" of inactive customer accounts undertaken by mobile operators.

Revenues from online advertising increased by 24.5%, from RMB12.8 million for the second quarter of 2004 to RMB16.0 million for the third quarter of 2004. The increase reflected our intensified marketing efforts relating to our online advertising business following the launch of the QQ.com portal.

Cost of revenues. Cost of revenues increased by 14.5%, from RMB100.2 million in the second quarter of 2004 to RMB114.7 million in the third quarter of 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees. In addition, content subscription costs increased as we offered richer content, and staff costs increased as we recruited additional staff to support our broader range of products and services. As a percentage of revenues, cost of revenues increased from 37.0% in the second quarter of 2004 to 38.1% in the third quarter of 2004. The following table sets forth our cost of revenues by lines of business for the third quarter of 2004 and the second quarter of 2004:

	Three months ended 30 September 2004		30 June 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	38,570	35.3%	34,049	34.1%
Mobile and telecommunications value-added services	67,682	39.0	59,836	38.3
Online advertising	5,105	31.9	3,336	26.0
Others	3,295	169.6	2,938	172.9
Total cost of revenues	114,652		100,159	

Cost of revenues for our Internet value-added services increased by 13.3% from RMB34.0 million for the second quarter of 2004 to RMB38.6 million for the third quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services and the increased amounts paid for our content services as we continued to expand those services.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.1% from RMB59.8 million for the second quarter of 2004 to RMB67.7 million for the third quarter of 2004. The increase was generally in line with the growth of our business in this segment. As a percentage of segment revenues, cost of revenues increased due to increased content sharing costs and staff costs relating to our broader product offerings that required additional support personnel.

Cost of revenues for our online advertising increased by 53.0% from RMB3.3 million for the second quarter of 2004 to RMB5.1 million for the third quarter of 2004. The increase reflected the higher bandwidth charges as the volume of our online advertising increased and the higher sales commission that we paid to advertising agencies for online advertising on the QQ.com portal.

Selling and marketing expenses. Selling and marketing expenses increased by 3.8% from RMB26.5 million for the second quarter of 2004 to RMB27.5 million for the third quarter of 2004. The increase principally reflected increased promotional and advertising activities relating to our broader products and services portfolio.

General and administrative expenses. General and administrative expenses increased by 75.4% from RMB28.3 million for the second quarter of 2004 to RMB49.6 million for the third quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on, among other items, the development of a game platform and web portal. Staff cost also increased as we recruited heavily to support our future growth. In addition, we had higher office lease payments as we relocated to our new Shenzhen headquarters with additional office space to accommodate future growth and incurred higher professional consulting fees following our initial public offering.

Taxation. We recorded profit taxes of RMB6.1 million for the third quarter of 2004 compared to RMB3.3 million for the second quarter of 2004. The effective tax rate applicable for the third quarter of 2004 was higher than that for the second quarter of 2004 primarily due to the smaller amount of profits derived from the operations of Tencent Computer being transferred to Tencent Technology, which is under a full income tax exemption, through our structure contracts in the third quarter of 2004. The higher amount of profits generated at Tencent Computer gave rise to additional tax expenses.

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 4.7% from RMB113.3 million for the second quarter of 2004 to RMB108.0 million for the third quarter of 2004. As a percentage of revenues, profit for the period accounted for 35.9% for the third quarter of 2004 compared to 41.9% for the second quarter of 2004.

Nine Months Ended 30 September 2004 Compared to Nine Months Ended 30 September 2003

Revenues. Revenues increased by 64.8% from RMB503.2 million for the nine months ended 30 September 2003 to RMB829.1 million for the nine months ended 30 September 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September 2004		2003	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	313,892	37.9%	151,518	30.1%
Mobile and telecommunications value-added services	472,526	57.0	325,181	64.6
Online advertising	37,057	4.4	23,067	4.6
Others	5,577	0.7	3,443	0.7
Total revenues	829,052	100.0%	503,209	100.0%

Revenues from our Internet value-added services increased by 107.2% from RMB151.5 million for the nine months ended 30 September 2003 to RMB313.9 million for the nine months ended 30 September 2004. Growth in our membership subscriptions gained momentum in the second half of 2003 through various promotional activities. In addition, revenues from our various community services and interactive entertainment, such as avatars, increased as our user base grew. The launch of and collection of fees from several new products and services, such as E-Card and MMOG, also contributed to the increase in revenues from Internet value-added services.

Revenues from our mobile and telecommunications value-added services increased by45.3% from RMB325.2 million for the nine months ended 30 September 2003 to RMB472.5 million for the nine months ended 30 September 2004. The increase reflected the significant growth in almost all of our mobile and telecommunications value-added services, although some of our mature products and services, such as Mobile QQ, were affected by the "cleaning up" of inactive customer accounts undertaken by mobile operators. Revenues from mobile news and information content services and our music and picture/image downloading services grew rapidly, while revenues from newly launched services, such as mobile voice value-added services, contributed to the increased revenues. In addition, revenues from 2.5G-related services increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 60.6% from RMB23.1 million for the nine months ended 30 September 2003 to RMB37.1 million for the nine months ended 30 September 2004. The increase in revenues reflected our growing customer base and our increased advertising business volume as we launched the QQ.com portal. Moreover, revenues from online advertising for the nine months ended 30 September 2003 were negatively affected due to the outbreak of the SARS epidemic.

Cost of revenues. Cost of revenues increased by 95.3% from RMB154.8 million in the nine months ended 30 September 2003 to RMB302.2 million in the nine months ended 30 September 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 30.8% in the nine months ended 30 September 2003 to 36.4% in the nine months ended 30 September 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased traffic imbalance as we undertook various promotional activities which involved the transmission of promotional messages to mobile users. Staff costs also increased faster than our revenues as we expanded our product and service offerings. The following table sets forth our cost of revenues by lines of business for the nine months ended 30 September 2004 and 2003:

	Nine months ended 30 September 2004		2003	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	105,306	33.5%	51,776	34.2%
Mobile and telecommunications value-added services	175,783	37.2	94,774	29.1
Online advertising	12,298	33.2	7,230	31.3
Others	8,792	157.6	974	28.3
Total cost of revenues	302,179		154,754	

Cost of revenues for our Internet value-added services increased by 103.4% from RMB51.8 million for the nine months ended 30 September 2003 to RMB105.3 million for the nine months ended 30 September 2004. The amount of fees retained by mobile operators for their share of revenues increased as the fees collected through that channel continued to increase. In addition, as we expanded our subscriber base and as we offered an increasing variety of Internet value-added services, we had to increase our bandwidth and server capacity and content subscription.

Cost of revenues for our mobile and telecommunications value-added services increased by 85.5% from RMB94.8 million for the nine months ended 30 September 2003 to RMB175.8 million for the nine months ended 30 September 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services. As we enriched our content offering, content subscription charges increased.

Cost of revenues for our online advertising increased by 70.1% from RMB7.2 million for the nine months ended 30 September 2003 to RMB12.3 million for the nine months ended 30 September 2004. The increase mainly reflected increased sales commissions paid to advertising agencies and increased bandwidth charges as we increased the volume of advertising contracts. In addition, we increased the number of development and technical staff to support our online advertising business.

Selling and marketing expenses. Selling and marketing expenses increased by 99.8% from RMB38.5 million for the nine months ended 30 September 2003 to RMB77.0 million for the nine months ended 30 September 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products, such as RTX and mobile voice value-added services and new distribution channels. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased by 56.6% from RMB71.5 million for the nine months ended 30 September 2003 to RMB112.0 million for the nine months ended 30 September 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel supporting our overall business. Staff cost also increased significantly as a result of a higher number of staff and salary increases. As a result of our Shenzhen headquarters relocation in May 2004, our office lease rental payments increased.

Taxation. We recorded profit taxes of RMB16.1 million for the nine months ended 30 September 2004 compared to RMB11.0 million for the nine months ended 30 September 2003. The increase in profit taxes mainly reflected the increase in our profit before tax. Starting from 2003, Tencent Technology has been selling software to Tencent Computer under our structure contracts. Upon obtaining an approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount RMB77.8 million as at 30 September 2004, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau, but management has been actively pursuing the approval process.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 44.3% from RMB227.7 million for the nine months ended 30 September 2003 to RMB328.6 million for the nine months ended 30 September 2004. As a percentage of revenues, profit for the period accounted for 39.6% for the nine months ended 30 September 2004 compared to 45.3% for the nine months ended 30 September 2003.

Liquidity and Financial Resources

On 16 June 2004, a total of 420,160,500 shares of HK$0.0001 per share were issued at HK$3.70 each and were fully paid up in the form of cash. On 8 July 2004, a total of 63,024,000 additional shares were issued at HK$3.70 each after the exercise of an over-allotment option in full and were fully paid up in the form of cash. Our financial position significantly improved in the nine months ended 30 September 2004 as we received gross proceeds of RMB1,905.2 million from the two issuances.

As of 30 September 2004, we had cash and cash equivalents of RMB818.5 million compared to RMB325.6 million as of 31 December 2003. A large portion of our cash is held in deposits and investments denominated in U.S. dollars, and we have not used any means to hedge our exposure to foreign exchange risk. We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits.

We had no interest-bearing borrowings as of 30 September 2004.

Business Outlook

We will continue to develop and deliver new value-added communications, community entertainment and information-based services and products to enrich the experience of our users and generate new sources of revenues.

In our Internet value-added services, we intend to strengthen the functionalities of our consumer and enterprise IM services and bundle our various Internet and mobile value-added services, such as music, e-magazine, mobile voice value-added services and downloads. In addition, we plan to offer a powerful mail client software to supplement our IM services. We will continue to beta test numerous self-developed online games over the next few months and launch a dedicated QQ Music channel. To further the success of our avatars, we plan to integrate avatars with animated facial expressions and actions in our IM chat windows.

In our mobile and telecommunications value-added services, we will continue to enrich our 2.5G offering and promote our services via cross-selling. In addition, we intend to integrate mobile IVR services with QQ, such as song dedication and voice messages. We also aim to take advantage of the strong growth potential of the Xiaolingtong market as the mobile operators agree to inter-operability.

In online advertising, we intend to brand QQ.com as the preferred destination portal for the young Chinese generation, thus making it a platform attractive for advertising clients who would like to market consumer goods or services targeted for young people.

As we plan for the long-term future, however, we believe it is crucial for us to make investments to stay ahead of our competitors by constantly developing new and creative applications for the QQ community. These investments will be made in our servers and bandwidth, content, marketing efforts and research and development, and may temporarily impact our margins in the near future.

Other Information

Post Balance Sheet Event

There were no material subsequent events after 30 September 2004.

Employee and Remuneration Policies

As at 30 September 2004, the Group had 1,052 employees (30 September 2003: 505), most of whom are based in the Company's head office in Shenzhen, PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2004 was RMB38.9 million (2003: RMB27.9 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 30 September 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate governance

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited quarterly financial statements for the three and nine months ended 30 September 2004.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the three months ended 30 September 2004 since listing, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 18 November 2004

As at the date of this announcement, the Directors of the Company are Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.